May 8, 2012

VIA EDGAR

Mr. Terence O'Brien
Accounting Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, DC 20549-4631

Re: Crown Holdings, Inc.
Form 10-K
Filed February 29, 2012
File No. 0-50189

Dear Mr. O'Brien:

Crown Holdings, Inc. (“we,” “Crown” or the “Company”) is responding to the comments raised in your letter dated May 7, 2012 regarding Crown's Form 10-K for the fiscal year ended December 31, 2011. For your convenience, the comments are included in this letter in bold face type and are followed by the applicable response.

Form 10-K for the year ended December 31, 2011

Provision for Restructuring, page 36

1. We have read your response to comment 1. Based on what you have told us, at the time the September 30, 2011 Form 10-Q was filed, it appeared that management had begun the groundwork to effect a restructuring plan that may have been reasonably expected to materially impact your operating results. In future filings, we caution you to continually analyze when forthright, timely disclosure should be provided pursuant to the SEC's disclosure requirements. That is, the fact that a preliminary restructuring plan had not yet been finalized or approved does not obviate the obligation to comply with such requirements. For example, forewarning disclosure could have included a statement that preliminary plans for possible further restructuring in a certain division had begun, and certain scenarios or outcomes in which material charges could be anticipated could have been presented.

In future filings, as we evaluate potential restructuring plans, we confirm that, where appropriate, we will include forewarning disclosure in our filings in accordance with the SEC's disclosure requirements.

* * * *

Crown acknowledges that:

• Crown is responsible for the adequacy and accuracy of the disclosure in Crown's filings;

• staff comments or changes to disclosure in response to staff comments do not foreclose the
Commission from taking any action with respect to the filings; and

• Crown may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding this letter, please contact Kevin C. Clothier, Vice President and Corporate Controller, at (215) 698-5281.

Crown Holdings, Inc.

/s/ Kevin C. Clothier
Name: Kevin C. Clothier
Title: Vice President and Corporate Controller

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